                U.S. Securities and Exchange Commission

                        Washington, D.C. 20549

                  POST-EFFECTIVE AMENDMENT NO. 2
                                TO
                            FORM 10-SB


           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         GALAXY ENTERPRISES, INC.
              (Name of Small Business Issuer in its charter)

            Nevada                                 88-0315212
(State of other jurisdiction of        (I.R.S. Employer Identification No.)
incorporation or organization)


     890 North Industrial Park Drive, Orem, Utah            84057
       (Address of principal executive offices)          (Zip Code)

     Issuer's telephone number:  (801) 227-0004

     Securities to be registered under Section 12(b) of the Act:
               Title of each class             Name of each exchange on which
                 to be registered              each class is to be registered
                         None                               None

     Securities to be registered under Section 12(g) of the Act:

                               Common Stock
                             (Title of class)

                   INFORMATION REQUIRED IN REGISTRATION
                                 STATEMENT

                                  PART I

Item 1.  Description of Business.

     (a) Business Development

          (1)  Form and year of organization

     Galaxy Enterprises, Inc. ("Issuer", "Company" or "Galaxy") was incorporated as a Nevada corporation on March 3, 1994 as Cipher Voice, Inc.
On December 4, 1996 the Issuer (then known as Cipher Voice, Inc.) acquired all of the outstanding common stock of Galaxy Mall, Inc. ("GMI") in exchange for 3,600,000 shares of the Issuer's common stock. GMI, a Wyoming corporation incorporated June 7, 1996, thus became a wholly-owned subsidiary of the Issuer. On December 16, 1996 Cipher Voice, Inc. changed its name to Galaxy Enterprises, Inc.

          (2)  Bankruptcy, receivership or similar proceedings.

     Galaxy has not been the subject of any bankruptcy, receivership or similar proceeding.

          (3) Material reclassifications, mergers, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

     Effective October 1, 1997 the Issuer, through its wholly-owned subsidiary GMI, acquired the assets and liabilities of Profit Education Systems, ("PES"), a Wyoming corporation organized April 26, 1993. The Issuer previously had used the services of PES as a marketer of the Issuer's services and as a provider and conductor of the Issuer's Internet education seminars. As part of the PES acquisition, the Issuer acquired PES's marketing strategies and products, employees and assets.

     Also effective October 1, 1997 the Issuer, again through GMI, acquired the assets and liabilities of CO-OP Business Services, Inc., ("CO-OP"), a Utah corporation organized August 31, 1989. CO-OP previously had provided GMI with customer support, electronic storefront programming, and merchant and client interface programs for GMI's storefronts on the Galaxy Mall. As part of the transaction, the Issuer agreed to assume all of CO-OP payables and liabilities, and assumed future payment of certain existing equipment and other leases. CO-OP agreed to transfer to GMI its assets including computers, office equipment, customer service systems and procedures, and inventory.

     (b) Business of Issuer

          (1)  Principal products or services and their markets

     The Issuer was originally organized to engage in the research and development, production and marketing of equipment related to computer hardware security, known as a digital voice encryption-decryption electronic device. The business was not successful, the Issuer having expended its available capital without completing research and development necessary to produce the computer hardware desired.

     Since the acquisition of Galaxy Mall, Inc., the Issuer has been engaged in the business of selling to its customers electronic home pages, or "storefronts", on its Galaxy Mall, an Internet shopping mall, and hosts those storefront sites on its Internet server. The customer thus acquires a presence on the Internet to advertise its products or services. Storefronts designed by or for the customers are then programmed by the Issuer for display
on the Mall.   The Galaxy Mall is located at http://www.galaxymall.com.

     The Issuer contracts with consultants and independent contractors, or creates and produces in-house, various products which it markets. Such products include the following:
          Commercial Web Sites/Web Hosting: The Company programs commercial web sites with the most current and up to date types of Internet programming, such as HTML, JavaScript, and Perl. Each site programmed for its customer/merchants has available on-line ordering capabilities. All orders processed on-line are supported by encrypted security, which provides merchants and their customers confidence in the safety of ordering products and services on-line. Galaxy either hosts the sites on its own infrastructure (servers), or provides virtual hosting, which give the customer/merchant's site the appearance of having its own web pages hosted by such customer/merchant.
          Auto-responders: Galaxy sets up e-mail based services for its merchants that send back to the individual requesting information an instant reply, then forwards the original message to the owner of the auto-responder. Similar to fax-on-demand, auto-responders are a powerful marketing tool for merchants offering products or services. A merchant can write advertising copy for its product and when someone inquires to the merchant's e-mail address, the ad copy immediately is sent to the potential customer.
          Tracking Software: The Company provides software for a merchant's web site which tracks the volume of traffic to that web site. It also provides the merchant with information concerning the derivation of its potential customer and such person's referring universal resource locator. This enables the merchant to track its marketing efforts to determine if its potential customer found the merchant through the merchant's Internet advertisements or its listings in search directories.
          Internet Classified Advertisements: Galaxy sells 200 word classified ads on its classified ad network. Each classified ad runs on the network for 90 days. This network is comprised of thousands of listings.
          Merchant Accounts: Galaxy sells merchant accounts combined with software which allows the customer to have real time on-line processing for credit cards and checks.
          Banner Course/Banner License: The Banner Course consists of over 200 pages and 10 audio cassettes of instruction. Banners are the equivalent of billboards. They are graphical images placed throughout the Internet advertising specific web pages. Internet users simply click on the image and they are taken immediately to the site the image is advertising. The purpose of this course is to help merchants better understand how banner advertising works on the Internet. It helps them benefit their own Internet business by learning how to properly use banner advertising to promote their Internet site. The banner license, which is sold in conjunction with the course, allows the customer to put banners on multiple sites within the Galaxy Mall, as well as benefit from ongoing discounts for future impression and banner purchases.
          Banner/Impressions: Galaxy designs and programs banners for its customers. These banners are then advertised on Galaxy's network of over 20,000 Internet sites. The number of banner impressions is determined by the number of times the banner advertisement is uploaded, or displayed, on one of Galaxy's Internet sites. Galaxy's customer purchases a number of impressions based upon its specific marketing and advertising needs.
          Executive Mentor Program: Galaxy's mentoring program is a one-year program in which a select number of Galaxy's customers become involved. This program provides a personal coach to the customer who works with the customer one-on-one to help the customer build its business on the Internet.

          (2)  Distribution methods of the products or services

     The Issuer attracts its customers through Internet marketing workshops presented periodically. The Issuer rents on a daily basis hotel conference rooms from time to time in various cities throughout the United States and Canada in which it hosts its preview sessions and Internet training workshops. The Issuer uses an informational seminar representing a 90-minute preview of the Galaxy Mall and the Internet. Preview attendees are then invited to attend a one day workshop at which the Issuer provides an intensive training course on Internet and e-mail use, news groups, auto-responders, classified ads, and search engines used to market their products and services on the Galaxy Mall. Interested attendees are then offered the opportunity to acquire a "storefront" presence on the Galaxy Mall to market their products and services. As a customer of the Issuer, the customer acquires a website hosted by Galaxy Mall created and maintained by the Issuer for which it charges the customer a fee.

     The Issuer advertises its preview sessions and workshops in direct mail solicitations targeted to certain potential customers meeting certain demographic criteria established by the Issuer, which solicitations are mailed to persons and small businesses located in cities scheduled to be visited by the Issuer's workshop personnel. Mailing lists approximating the demographics
established by the Issuer are obtained from list brokers.   Announcements of
upcoming preview sessions and workshops also appear in newspaper advertisements in scheduled cities.

     The Issuer uses a telemarketing company to advertise and/or market Galaxy products and services, including advertising preview sessions and workshops at selected locations.

          (3)  Status of any publicly announced new product or service

     On May 27, 1998 Galaxy announced the introduction of a new product known as BannerSource. BannerSource is a means by which merchants with storefronts on the Internet can increase traffic to their sites by using banner advertising on the World Wide Web. The Galaxy BannerSource network currently markets in excess of one million banner impressions daily to businesses doing commerce on the Internet. (www.bannersource.com).

     On December 1, 1998 Galaxy announced the completion of successful testing of a new search engine developed by the Company called MatchSite. This search engine allows Internet users to browse the Web and find sites of interest. When a Web user types in a search request, MatchSite sends the query to several different resources, including the leading major search engines. The responses are then returned to the user organized into a uniform format and ranked by relevance. (www.matchsite.com).

          (4) Competitive business conditions and the small business issuer's competitive position in the industry and methods of competition

     Prior to the creation of GMI, and while associated with PES, certain of Galaxy's principals were instrumental in creating in 1995 what is now know as the Internet marketing workshop industry. To the knowledge of Galaxy there were no other businesses engaged in the Internet marketing workshop industry at that time. Also to the knowledge of Galaxy it enjoys a strong competitive position in the industry. According to the December, 1998 edition of Internet World, Galaxy is considered "one of the large general malls".

     Galaxy is aware of several companies previously active in the Internet marketing workshop industry that no longer are connected with the industry. Galaxy is aware of only three companies currently in the industry with which it competes, and to the knowledge of Galaxy, only one of such competitors has been engaged in the industry as long as has Galaxy.

     Anticipated and expected technological advances associated with the Internet itself, increasing use of the Internet, and new software products, are welcome advancements expected to attract more interest in the Internet and broaden its potential as a viable marketplace and industry. Galaxy anticipates it can compete successfully, building on its three-year head start in its segments of the industry by relying on its infrastructure, existing marketing strategies and techniques, systems and procedures, and by adding additional products and services in future and by periodic revision of such methods of doing business as deemed necessary.

          (5) Sources and availability of raw materials and the names of principal suppliers

     Galaxy does not rely on any raw materials for its business operation.

          (6)  Dependence on one or a few major customers

     The Issuer does not rely nor is it dependent on one or a few major customers.

          (7) Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration

     Galaxy claims no patents, trademarks, licenses, franchises, concessions or royalty agreements. It has no labor contracts.

          (8) Need for any government approval of principal products or services

     The Issuer does not require any government approval for its business operation.

          (9) Effect of existing or probable governmental regulations on the business

     The Issuer is unaware of any existing or probable governmental regulations of its business as presently conducted. Currently sales on the Internet are not taxed. Whether or when governmental agencies impose sales taxes on Internet sales, it is expected they will be passed on to the consumer as in traditional marketing and sales.

          (10) Estimate of amount spent during each of the last two fiscal years on research and development activities, and the cost thereof borne directly by customers

     During the last two fiscal years Galaxy has engaged in extensive research and development activities, developing the various products and services described above. Galaxy also has developed the following:
          (a) An on-line order processing system allowing its customers to have real time verification and processing of all their orders.
          (b) A "shopping cart" system allowing unlimited products to be added to an on-line order. It calculates the product price totals and adds shipping, handing and other applicable charges.
          (c) Specialized "bridges" allowing faster access to on-line processing of credit cards by credit card processors.
          (d) A "window shopping" feature allowing users to surf through random storefronts with greater ease.
          (e) Automated auto-responder software allowing a Galaxy customer to log in to make changes to the customer's auto-responder, rather than relying on Galaxy's programmers to make such changes manually.
          (f)  A database driven merchant registration service allowing
Galaxy to monitor and keep secure its "Merchants Only" section of the Galaxy
Mall.
          (g) Integrated directory database and billing database, providing Galaxy with faster and easier billing of its customers.
          (h) New banner exchange software and search engine software allowing Galaxy to sell advertising space based upon the impressions each site generates. The banner exchange is located at bannersource.com and the search engine is located at matchsite.com.

     The Issuer estimates that it spent approximately $150,000 during 1997 and $250,000 during 1998 on such research and development activities. In addition, the Issuer spent during such time in excess of $100,000 in marketing research, development and market testing to introduce its products and services to the Canadian market.

          (11) Costs and effects of compliance with environmental laws (federal, state and local)

     Galaxy's business operations are not regulated by environmental laws and regulations.

          (12)  Number of total employees and number of full time employees

     Galaxy has 84 employees, 55 of whom work full time. Of the total employees, three are executive personnel, 35 are technical personnel, and 24 are in marketing and sales and 22 were administrative, accounting, information systems, and clerical personnel.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

     Management's Discussion and Analysis of Financial Condition and Results of Operation


Revenues. Galaxy sales for the calendar year ending December 31, 1998 were $11,448,392 as compared to $2,495,096 for the twelve months ending December 31, 1997. This increase was due in part to the purchase by the Company of the assets and business interests of PES and CO-OP. Both companies were acquired on October 1, 1997 and, therefor, the revenues from them were included in 1998 for the full year, but in 1997 for only the fourth quarter. The Company does not break down sales for the business acquired from PES and CO-OP, and consequently the Company cannot give meaningful comparisons of the revenue attributable to the fourth quarter of each year.

Cost of Services/Products Sold. Cost of sales during 1998 was $5,105,614 which is equal to 44.6% of revenues. Cost of sales during 1997 totaled $1,056,579, which is equal to 42.3% of revenues. This increase in the cost of sales as a percentage of revenues is primarily due to the increase in telemarketing sales which have lower margins. Cost of sales is made up of the cost of tangible products sold, the cost to conduct Internet training workshops, the cost to program customer storefronts and contract and telemarketing services. Cost of sales does not include any depreciation.

Selling, General and Administrative Expenses. Selling, General and Administrative Expenses plus depreciation were equal to $6,244,453 in 1998 compared to $1,167,880 in 1997. The increase in these expenses as a percentage of sales is attributable to increases in royalty payments, legal expenses, telephone expenses and rent for larger quarters, as well as postage and mailing expenses to solicit persons to attend the Company's preview sessions and workshops that are disproportionately higher than the increase in revenues. The Company anticipates that such expenses, as a percentage of sales, will stay the same because the Company had a significant moving expense in 1998 which will not occur in 1999 and mailing costs are anticipated to stay substantially the same.

Amortization. During 1998 amortization of Goodwill and Deferred Charges was $80,175 compared to $36,826 in 1997. Total Goodwill at the end of 1998 was $794,753 and Deferred Charges were $67,127 (net of the amortization). The Goodwill arose through the purchase by GMI of PES and CO-OP. The Company believes the combination of the three companies will reduce costs and provide the Company with greater control over its business activities.

Non-Recurring Expenses. An expense item in the income statement for the fiscal year 1997 called "Merger Expenses" was a one time, nonrecurring charge relative to an investment in Books Now, Inc. ("Books Now"). The Company entered into an agreement to purchase Books Now in a stock for stock exchange and to provide working capital for the implementation of its business plan. Pursuant to the purchase agreement, $108,000 was advanced to Books Now. A settlement was negotiated and the companies signed a mutual release of claims against each other. The advance was written off the financial records of the Company.

Income Taxes. Income tax benefit for 1998 was $15,951. The net benefit arose as a result of tax refunds from prior years and a reversal of a prior year over-accrual, offset by the current year income tax liability.

Net Income/Loss. The Company reported Net Income of $35,375 for the calendar year ending December 31, 1998 as compared to Net Income of $87,328 for the
twelve-month period ending December 31, 1997.   On a per share basis this
amounted to a profit of $.0067 per share in 1998 as compared to a profit of $.02 per share in 1997.

Capital Resources
-----------------

New Investments. Since the end of fiscal year 1998 the Company (i) sold a $500,000 convertible note to the Augustine Fund through Augustine Capital Management, an institutional investor based in Chicago, Illinois, and (ii) entered into an agreement with Invest Linc Capital Corp. ("Invest Linc") whereby Invest Linc, through certain related funds, will invest up to $1,000,000 in exchange for equity in the Company. During January and February, 1999, The Augustine Fund converted the note into 169,189 shares of the Company's common stock at a weighted average price of $2.96 per share. Invest Linc has invested a total of $1,000,000 in exchange for 250,000 shares of the Company's common stock and a two-year stock purchase warrant for purchase of up to 250,000 shares at $2.84 per share. This capital infusion has significantly improved the Company's liquidity and its ability to meet ongoing working capital needs.

Cash. Cash on hand at December 31, 1998 totaled $24,718 as compared to $113,144 at the end of 1997. Total current assets were $268,292 and $202,042, respectively.

Accounts Payable. Accounts payable at December 31, 1998 were $651,473. There was also a bank overdraft of $179,301 bringing the total payable to $830,774 as compared to $738,004 at the end of 1997. Some of the proceeds of the sale of the convertible note were used to retire the overdraft. Total current liabilities at December 31, 1998 were $1,068,270 compared to $1,052,555 at December 31, 1997.

Equipment and Property. Equipment increased during 1998 from $121,702, to $171,868 net of depreciation of $6,592 in 1997 and $59,773 in 1998. This was due to the need for additional computer and other equipment to conduct the Company' s business. Additional capital equipment purchases will be necessary as the company grows. The Company also leases equipment. Leasing allows the Company the use of equipment without the need to disburse cash at the time of acquisition. As of December 31, 1998 future aggregate minimum obligations under leases for the year 1999 were $141,027. This includes both the corporate offices and equipment leases.

Stockholders' Equity. Total Stockholders' Equity increased to $256,285 during 1998 from $207,160 at December 31, 1997, an increase of $49,125. This resulted from net income together with the sale of 10,000 shares of stock to a member of the board of directors for $13,750.

Liquidity.
----------

Ratios. At December 31, 1998 the Company's current ratio, current assets compared to current liabilities, was a negative 4 to 1 compared to a negative
5.2 to 1 as of December 31, 1997. This out-of-balance situation is being corrected by projected profitable operations and through the sale of Company stock.

Financing Arrangements. The Issuer has worked out extended payment plans with hotels and other vendors and is meeting its commitments to them under such plans. On July 30, 1998 the Company was able to arrange a bank line of credit for $100,000 with Far West Bank of Provo, Utah. This line is intended to assist the Company through seasonal slow periods it experiences. From July 15 through Labor Day and again from Thanksgiving Day until January 15 of the following year, the Issuer's business is slower than at other times during the year. This is the result of fewer attendees at the Company's Internet training seminars during these traditional vacation and holiday periods.

Cash Flows. Current cash flow from operations plus cash from the sale of Company stock will allow the Company to meet its current obligations. The Company has worked with two financial consultants to raise equity, e.g., Bridgewater Capital Corporation and Invest Linc Capital Corporation. Through these sources $1,500,000 in equity financing were obtained by the Company in February and March, 1999. A finder's fee of $50,000 was paid to Bridgewater Capital Corporation, for net proceeds to the Company of $1,450,000. (See under caption New Investments, above). This cash inflow enabled the Company to begin implementing its strategic plan for future growth, but it will not be sufficient to fund the entire business plan. Thus it will be necessary for the Issuer to obtain long-term financing from commercial banks or other financial institutions or seek additional equity funding to meets its long term growth goals. The Company anticipates it will sell additional stock through either private or registered public offerings during 1999, and will continue its efforts to improve its financial condition in order to qualify for long-term loans from commercial banking institutions.

Business Development.
---------------------

     In October, 1997 the Company embarked on a campaign to increase sales by telemarketing to its customers and other interested parties. Independent firms under contract to the Company provided the telemarketing services. The program was successful and sales during fiscal year 1998 from telemarketing efforts were $4,338,663 compared to $74,320 for the fourth quarter 1997. After the end of fiscal year 1998 the Company signed a letter of intent to acquire Impact Media L.L.C. ("Impact"). Impact is a product development company and produces products that can be sold to the Company's customers. The Company estimates that one-half of these additional sales will occur via telemarketing. With the acquisition of Impact, the Company believes it will be able to significantly increase sales.

Year 2000 Compliance
--------------------

     In general, the Year 2000 issue related to computers and other systems being unable to distinguish between the years 1900 and 2000 because they use two digits, rather than four, to define the applicable year. Systems that fail to properly recognize such information likely will generate erroneous data or cause a system to fail possibly resulting in a disruption of operations. The Company's products and services to incorporate such date coding so the Company's efforts to address the Year 2000 issue fall in the following three areas: (i) the Company's information technology ("IT") systems; (ii) the Company's non-IT systems (i.e., machinery, equipment and devices which utilize technology which is "Built in" such as embedded microcontrollers); and (iii) third-party suppliers. Management has initiated a program to prepare for compliance in these three areas and expects such program to be implemented and completed by June 1999. Costs will be expensed as incurred and currently are not expected to be material.

     The Company believes its current IT systems, with a few exceptions which are being addressed are year 2000 compliant. The Company is currently conducting an inventory of non-IT systems which may have inadequate date coding and will commence efforts to remedy any non-compliant systems by the end of the first quarter 1999. Third party suppliers and customers present a different problem in that the Company cannot control the efforts of such third parties. The Company has requested confirmations from third party suppliers that they are year 2000 compliant to avoid disruptions of services and supplies. However, any failure on the part of such companies with whom the Company transacts business to be year 2000 compliant on a timely basis may adversely affect the operations of the Company.

     The foregoing statements are based upon management's current assumptions.

Item 3.  Description of Property.

          (a)  Principal property

     The Issuer's principal office is located at 890 North Industrial Park Drive, Orem, Utah 84057. The property is an unfurnished two-story office building having approximately 8,000 square feet, and includes landscaping and a paved parking area adequate for employee and customer vehicle parking. The property is leased from an unaffiliated third party for a period of three years for an annual rental of $72,000, payable monthly in the amount of
$6,000.   The Issuer maintains tenant fire and casualty insurance on its property located in such building in an amount deemed adequate by the Issuer.

     Galaxy rents on a daily basis hotel conference rooms and facilities from time to time in various cities throughout the United States and Canada at which it hosts its preview session and Internet training workshops.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     The following percentages are based on 5,711,544 shares outstanding as of June 21, 1999.

          (a)  Security ownership of certain beneficial owners
------------------------------------------------------------------------------
       (1)               (2)                (3)               (4)
   Title of Class  Name and Address of  Amount and Nature of  Percent of Class
                     Beneficial Owner   Beneficial Owner

Common Stock    Sue Ann Cochran              302,000(1)             5.2
                102 South Aspen Drive
                Mapleton, Utah 84057

          (b)  Security ownership of management
------------------------------------------------------------------------------
       (1)               (2)             (3)             (4)
   Title of Class Name and Address of Amount and Nature of Percent of Class(3)
                    Beneficial Owner  Beneficial Owner (2)

Common stock    John J. Poelman            1,020,213(4)           17.8
                4009 N. Quail Run Drive
                Provo, Utah 84604

Common stock    Brandon B. Lewis              41,000(5)              .7
                2952 W. 1060 North
                Provo, Utah 84601

                Frank C. Heyman               30,000(5)              .5
                8468 Jardim Way
                Sandy, Utah 84093

                Darral G. Clarke              10,000(6)              .2
                4102 N. Quail Run Drive
                Provo, Utah 84604

                Billie Ray Anderson           11,500                 .2
                300 Plaza Alicante #800
                Garden Grove, California 92804

                All officers and directors 1,112,713(7)            19.5
                as a group(5 persons)

---------------------------------------------------------------
(1)  Includes 2,000 shares held by husband.
(2) Includes both voting and dispositive control. Where applicable, amounts shown include shares subject to presently exercisable options.
(3) The percentage shown for each beneficial owner is calculated based upon the outstanding common stock including shares subject to presently exercisable options held by such beneficial owner which are deemed to be outstanding.
(4) Includes 40,000 shares subject to presently exercisable options. Does not include 300 shares owned by an adult child of Mr. Poelman who resides with him, and as to such shares Mr. Poelman disclaims any beneficial interest.
(5)  Includes 30,000 shares subject to presently exercisable options.
(6)  Includes 10,000 shares subject to presently exercisable options.
(7)  Includes 110,000 shares subject to presently exercisable options.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

          (a)  Directors and Executive Officers

     John J. Poelman, age 55. Mr. Poelman is the President, Chief Executive Officer and a Director of Galaxy. He has served as a Director of the Issuer since December, 1996. His present term as a Director will expire at Galaxy's annual meeting of shareholders to be held in 1999. His past business experience includes seventeen years with AM International, Inc. where he served as director of manpower development and training, Chief Operating Officer for Newcastle Financial Corporation, a regional company specializing in estate and financial planning for the very wealthy. From April, 1993 until October 1, 1997 Mr. Poelman was the president and chief executive officer of Profit Education Systems. From December, 1996 until the present he has been the president and chief executive officer of Galaxy Enterprises, Inc.

     Brandon B. Lewis, age 27. Mr. Lewis the Executive Vice President, Chief Operating Officer and a Director of the Issuer, having served as a Director since September, 1997. His term as a Director will expire at Galaxy's annual
meeting of shareholders to be held in 1999.   He is a graduate of Brigham
Young University with a B.S. degree in English. His past business experience includes employment from May 1992 to August, 1994 as Collection Manager for Co-Op Communications, Inc., a company specializing in "dial-one long distance". From August, 1994 to September, 1997 he was employed as Vice President of Marketing and Director of Sales for Profit Education Systems, Inc. From October, 1997 to the present he has been employed by the Issuer in the above described positions. His term as a Director will expire at the annual meeting of shareholders to be held in 1999.

     Frank C. Heyman, age 61. Mr. Heyman is a Vice President, the Secretary, Treasurer and Chief Financial Officer and a Director of Galaxy. He is a graduate of the University of Utah with a B.S. degree in accounting. Prior to 1992 Mr. Heyman served for twelve years as Chief Financial Officer for Scan-Tron Corporation, a manufacturer of optical mark reading equipment used in test scoring by the educational community, followed by employment for five years as Vice President and Chief Financial Officer of GC Industries, Inc., a manufacturer of calibration systems for toxic gas monitors. From June, 1992 to May, 1996 he served as Financial Vice President and Chief Financial Officer and a Director of NYB Corporation, a manufacturer of women's sports clothing. From June, 1996 to April, 1997 he was employed as Controller of Provider Solutions, Inc., a business consulting firm. Since July, 1997 he has been employed by Galaxy. Mr. Heyman became a member of Issuer's Board of Directors on July 15, 1997. His term as a Director will expire at the annual meeting of shareholders to be held in 1999.

     Darral G. Clarke, age 58. Mr. Clarke, a Director of the company, obtained his A.B. from the University of Utah, M.S. from Ohio State University and a Ph.D. from Purdue University. During the periods 1972 to 1976 and from 1981 to 1986, Mr. Clarke was a faculty professor at Harvard University's School of Business, and has served as a visiting professor at the University
of Chicago.   From 1986 to the present, he has been the G. Dennis O'Brien
Professor of Management at Brigham Young University, and served as the Director of its MBA program during 1990-1992. His term as a Director will expire at the annual meeting of shareholders to be held in 1999.

     B. Ray Anderson, age 65. Mr. Anderson is a Director of the Company. He obtained his B.S. degree from Brigham Young University and his J.D. from George Washington University School of Law. From 1988 to 1992 he was the president of Fenton Enterprises, a confections manufacturer. From March, 1992 to the present, he served as general counsel to Western Dental Services, Inc., a dental health maintenance organization. He is currently engaged in the private practice of law. His term as a Director will expire at the annual meeting of shareholders to be held in 1999.

     Galaxy has no material employment agreements with management or any key employee.

Item 6.  Executive Compensation.

     The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:


                    SUMMARY COMPENSATION TABLE


                           Long Term Compensation

                    Annual Compensation   Awards  Payouts

(a)             (b)   (c)   (d)   (e)   (f)   (g)   (h)    (i)

                                              Secur-
                                              ities        All
                                 Other  Rest- Under- LTIP  Other
Name and                         Annual rictedlying  Pay- Comp-
Principal           Salary Bonus Compen-Stock Optionsouts ensat'n
Postition  Year       ($)   ($) sation$(1)Award /SAR#($)   ($)(2)
-----------------------------------------------------------------
John Jay
Poelman, 1998         75,000 0     0     0   200,000  0   3,638
Chairman,1997          0     0     0     0      0     0   3,638
President1996          0     0     0     0      0     0   0
CEO


No other officer of the Company received total salary and bonus of $100,000 or more.
(1) The Company provides health, dental and other perquisites to each of its officers but they do not exceed the lesser of $50,000 or 10% of the officer's total annual salary and bonus.
(2) Included are amounts contributed by the Company for life insurance premiums.

       Stock Option Plan.
       ------------------

     1997 Stock Option Plan. The 1997 Stock Option Plan (the "Plan") authorizes the grant of incentive and nonqualified stock options to officers, directors, key employees, consultants and advisers. The 1997 Plan covers a maximum of 1,000,000 shares of the Company's common stock, subject to adjustment. Options issued under the Plan may have an exercise price at the fair market value on the date of grant and a term of not more than 10 years. Options are generally not transferable and are exercisable in accordance with vesting schedule established by the Compensation Committee of the Board of Directors administering the Plan.

     On March 23, 1998 the Company issued pursuant to such Plan stock options to certain Directors. Mr. Poelman was issued 200,000 stock options, and Mr. Lewis and Mr. Heyman each were issued 150,000 stock options. (See under the caption "Recent Sales of Unregistered Securities", Part II, Item 4 of this Registration Statement). During 1998 the Company granted a total of 908,250 options under the Plans. On April 23, 1999 there were 832,250 shares subject to options outstanding and 167,760 shares available for further issuance. The difference between the options granted and currently outstanding is represented by 76,000 options forfeited by employees having terminated their employment.

                Option Grants in Last Fiscal Year

     The following table sets forth a summary of certain stock options granted to certain of the Company's named officers during 1998.

                        Individual Grants

(a)              (b)             (c)             (d)             (e)
               No. of        % of 908,250
               Options       Options granted   Exercise Price   Expiration
Name           Granted        to Employees       Per Share         Date

John J. Poelman 200,000           22              $0.83          3/22/08

                 Option Exercises During 1998 and
                    1998 Year-End Value Table

     The following table sets forth certain information regarding the exercise and value of stock options held by the named officers during the 1998.

Aggregated Option Exercises in 1998 and 1998 Year-End Value Table

(a)             (b)              (c)              (d)             (e)
                                                          Value of unexercised
                                       # of unexercised   In-The Money Options
                                       Options at Fiscal   at Fiscal year-end
         Shares Acquired      Value    year-end exercisable/  exercisable/
Name       on exercise      realized      unexercisable       unexercisable

John J.
Poelman       -0-             -0-        40,000/160,000    $126,800/$507,200
---------------------
     On August 10, 1998 the Issuer granted to Messrs. Clarke and Anderson 10,000 stock options each. (See under the caption "Recent Sales of Unregistered Securities", Part II, Item 4 of this Registration Statement). Mr. Anderson since has exercised his option at a price of $1.375 per share.

Item 7.  Certain Relationships and Related Transactions.

     (a)  Transactions during the last two years involving:

               (1)  Any Director or Executive Officer of Galaxy:

     On December 4, 1996 the Issuer issued 3,600,000 shares of its common stock for all the issued and outstanding shares of Galaxy Mall, Inc., a Wyoming corporation. Galaxy Mall, Inc. ("GMI") thus became a wholly-owned subsidiary of the Issuer. As a result of that transaction, the following officers and/or directors of the Issuer acquired shares of the Issuer in the following amounts:

     Name of Director                         Number of
     or Executive Officer                    Shares Issued

     Brandon B. Lewis                            8,000

     John J. Poelman                           980,213

     C. Parker Garlitz*                        273,126
______________________
* C. Parker Garlitz served as President of the Company from December, 1996 to November, 1997 and as a Director from December, 1996 to June 17, 1998.

     On August 1, 1996 GMI entered into an exclusive marketing agreement with Profit Education Systems, Inc. ("PES"), a Wyoming corporation, whereby PES agreed to provide marketing services for GMI in return for 90% of the gross receipts from all GMI Internet training events. Such marketing services included the creation of sales and marketing materials and the conducting of Internet workshops for GMI.

     Effective October 1, 1997 GMI purchased all the assets and business interests of PES and agreed to assume all its liabilities. GMI assumed approximately $1,017,000 of outstanding payables of PES, and acquired assets consisting of approximately $224,000 which included pre-paid marketing costs, computers and miscellaneous office equipment, merchant account deposits, and
other miscellaneous inventory.   GMI also acquired PES employees and obtained
all PES created marketing programs and materials. The exclusive PES marketing agreement was canceled, and all GMI marketing and workshop functions were assumed by GMI. The effective consideration paid by GMI to PES was $793,393. John J. Poelman, President, Chief Executive Officer and a Director of the Issuer, was a 50% stockholder of PES. The Valuation of assets acquired by GMI from PES in this transaction was based on fair market value on October 1, 1997 as determined by Mr. Frank Heyman, the Treasurer of the Company. Cash and receivables were valued at actual value and other assets were valued at estimated fair value.

     In addition to its direct sales efforts, the Issuer utilizes the services of American Marketing Systems, Inc. ("AMS"), a Nevada corporation. AMS provides telemarketing services to its various clients, including Galaxy. It sells coaching (mentoring) services to Galaxy Mall merchants, and coaching services and Galaxy products to prospects who have not previously purchased Galaxy products. During the year ended December 31, 1998 and 1997 Galaxy paid
AMS $1,441,800 and $220,237, respectively.   John J. Poelman, President, Chief
Executive Officer and a Director of the Issuer is a 30% shareholder of AMS.

      Galaxy utilizes the services of Electronic Commerce International, Inc. ("ECI"), a Utah corporation, which provides merchant accounts and leasing services to small businesses. ECI processes the financing of Galaxy merchants' storefront leases and also wholesales software to Galaxy used for on-line processing of credit card transactions. For the year ended December 31, 1998 Galaxy paid ECI $306,400 for credit card processing software in lease processing fees. The Company also has receivable from ECI for leases in process at December 31, 1998 of $38,910. John J. Poelman, President, Chief Executive Officer and a Director of the Issuer is the sole stockholder of ECI.

               (2)  Transactions with others:

     Effective October 1, 1997 GMI acquired all the assets and assumed all the liabilities of CO-OP Business Services, Inc., a Utah corporation "(CO-
OP").   Commencing August 1, 1996 CO-OP became the exclusive customer service and computer programming provider to GMI customers and clients, and storefront merchants on The Galaxy Mall. At October 1, 1997 CO-OP had liabilities of approximately $135,000 which GMI assumed in exchange for CO-OP assets consisting of computers, office equipment and miscellaneous inventory having a value of approximately $61,000. The prior agreement of August 1, 1996 was terminated and GMI assumed all customer service and programming functions for merchants and clients of GMI and/or The Galaxy Mall. Vicki B. Poelman was the sole stockholder of CO-OP. She is the wife of John Jay Poelman, Company President, CEO and Director. The valuation of assets acquired by GMI from CO-OP in this transaction was based on fair market value on October 1, 1997 as determined by Mr. Frank Heyman, the Treasurer of the Company. Cash was valued at actual value, and other assets were valued at estimated fair value.

     Also effective October 1, 1997 Galaxy entered into a nonexclusive three year consulting and marketing agreement with Gary Cochran ("Cochran"), the husband of Sue Ann Cochran who owns in excess of 5% of the Issuer's outstanding stock. Such consulting and marketing agreement requires Mr. Cochran to provide services to improve existing marketing programs of Galaxy, assist in developing brochures, advertisements and other marketing materials, training potential sales personnel and evaluating future business products, opportunities or strategies. Compensation payable to Mr. Cochran is $60,000 per year commencing January 1, 1998, and increasing 10% per year commencing the second year and subsequent years. The agreement is automatically renewable unless terminated prior thereto by consent of the parties. The Issuer further agrees to pay Cochran royalties in various amounts on its sales of Cochran created training and Internet educational materials. Payments to Cochran under this agreement totaled $63,000 in 1998.

     Effective May 1, 1998 Galaxy entered into a royalty and consulting agreement with Cochran in which Galaxy agrees to pay Cochran a royalty on Galaxy's sales of training manuals, audio tape presentations and related educational items on marketing techniques for the Internet user created by Cochran. Such items are designed to explain Internet banner advertising and are used by Galaxy to promote sales of its banner impressions, BannerWeb License, and BannerWeb Network. The term of the agreement is for three years, and is renewable yearly thereafter provided Galaxy continues to use or distribute such Cochran created materials. The agreement can be canceled at any time upon consent of both parties. During 1998 the Company paid Cochran $60,500 pursuant to this agreement.

     During the years ended December 31, 1996 and 1997, PES paid a total of $196,815 to Sue Ann Cochran, who owns in excess of 5% of the Issuer's outstanding securities. Such payments were for marketing and consulting services provided by her to the Company. During the year ended December 31, 1998 the Company paid her $46,586.64 for similar services. (See under caption "Security Ownership of Certain Beneficial Owners and Management", Part I, Item 4 of this Registration Statement.

     Estimated combined payments during 1999 to Sue Ann and Gary Cochran under existing agreements will be approximately $171,000.

     The Company has no policy prohibiting it from entering into future transactions with control persons or related parties.

Item 8.  Description of Securities.

     The Issuer is authorized to issue 25,000,000 shares of common stock of $.007 par value per share, of which 5,711,544 shares were outstanding as of June 21, 1999. Each share is entitled to one vote on all matters on which shareholders are entitled to vote. Cumulative voting is not allowed. Holders of common stock share ratably in all dividends declared by the Issuer's board of directors out of funds legally available therefore, and share ratably in company assets available for distribution upon liquidation, dissolution or winding up of the company. Fully-paid shares are not liable to further calls or assessments, and holders of common stock are not liable for any liabilities of the company. The common stock has no preemptive or other subscription rights, conversion rights or redemption or sinking fund provisions.


                                  PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

          (a)  Market information.

     The Issuer's common stock is traded over-the-counter on the OTC Bulletin Board, stock symbol GLXY.

     The price range of high and low bid for the Issuer's common stock for the periods shown is set forth below:

          Period                        High      Low
     January 1, 1999-March 31, 1999     $6.50   $2.75
     October 1 - December 31, 1998       6.815    .5625
     July 1 - September 30, 1998         2.375    .6875
     April 1 - June 30, 1998             2.125    .75
     January 1 - March 31, 1998          2.50     .75
     October 1 - December 31, 1997       3.00    1.375
     July 1 - September 30, 1997         3.875   1.50
     April 1 - June 30, 1997             5.25    3.00
     January 6 - March 31, 1997          6.00    2.50
     January 1 - January 5, 1997      Stock not traded - no quote available
     October 1 - December 31, 1996     "      "       "        "   "    "
     July 1 - September 30, 1996       "      "       "        "   "    "
     May 7 - June 30, 1996             "      "       "        "   "    "
     April 1 - May 6, 1996                .01     .01
     January 1 - March 31, 1996           .016    .01

     The source of the above market information has been obtained from Stock Cite, found on the Internet at http://www.stockcite.com. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

          (b)  Stockholders.

     As of June 21, 1999 there were approximately 148 shareholders of record of Galaxy common stock.

          (c)  Dividends.

     The Issuer has never declared a cash dividend.

     Article VIII, Section 2(e) of the Issuer's articles of incorporation authorizes the Board of Directors to determine whether any, and if so, what part, of the Issuer's earned surplus shall be paid in dividends to shareholders.

     Nevada Revised Statutes Section 78.288 limits the Issuer's ability to pay dividends on its common stock if any such dividend would render the company insolvent.

Item 2.  Legal Proceedings.

     On May 14, 1998 the Issuer initiated legal action against a competitor, certain of its officers and employees, and others, in the Third Judicial District Court of Salt Lake County, State of Utah in a proceeding entitled Galaxy Enterprises, Inc. vs. Cyberworks Institute, Inc., The Commercium, Inc., Scott Alexander, Marek Shon, Curtis Matsko, Adam Maher, and John Does I through XX, case number 980904883. In this action, the Issuer asserts claims of breach of contract, misappropriation of trade secrets, common law unfair competition, interference with contract and economic advantage, breach of duty of good faith and fair dealing, breach of fiduciary duty and common law duty of loyalty, and conspiracy for which the Company seeks a minimum of $3,000,000. The case is still in the discovery stage and no trial date has yet been scheduled.

     On June 18, 1998 the Commonwealth of Kentucky filed an action against Galaxy Mall, Inc., a wholly-owned subsidiary of the Issuer, in a proceeding filed in the Fayette County Circuit Court entitled Commonwealth of Kentucky, ex rel. A.B. Chandler III, Attorney General, vs. Galaxy Mall, Inc., civil action number 98CI2257. The action alleges Galaxy Mall, Inc. offered for sale in Kentucky business opportunities without first registering with the Attorney General or posting a surety bond as required by Kentucky law. The suit seeks to enjoin Galaxy Mall, Inc. from further sales unless first registered, $2,000 civil penalty, and cancellation of any contracts made in Kentucky and return of funds to Kentucky purchasers. Galaxy Mall, Inc. has denied all allegations. On December 15, 1998 an Order of Dismissal was entered based on Galaxy agreeing to advise the Kentucky Attorney General's office of any complaints from Galaxy customers in Kentucky for a period of twelve months from the date of entry of the Order of Dismissal.

     In December, 1998 the Issuer and Galaxy Mall, Inc. were served as defendants in a purported class action filed in the Superior Court of Orange County, State of California, in a case entitled Pamela Chang, vs. Busting Out, Inc., De'Nae Walker, New Body, Inc., Steven Olschwanger, Natural Curves LLC, New Woman, Ltd, Galaxy Enterprises, Inc., Galaxy Mall, Inc., The Barnstead Trust, East Bay Products, LLC, Rick Raynford, et al., in which the plaintiff claims to have been damaged in that she was offered the opportunity to purchase a certain product from various web sites on the Internet operated by defendants. Plaintiff alleges the product was offered for sale through unfair, deceptive, untrue or misleading advertising intended to result in the sale of the product, in violation of applicable California law. Plaintiff seeks to enjoin the use of such alleged deceptive practices, an accounting of all money received and all profits acquired as a result of such practices, an order of restitution to all persons of funds acquired by such alleged practices, a distribution of any moneys recovered, unspecified actual damages, unspecified punitive damages, attorney's fees and costs. Galaxy Mall, Inc. has denied all allegations and has asserted numerous affirmative defenses. Galaxy Enterprises, Inc. has filed a motion to quash service of the summons for lack of jurisdiction. On March 17,1999 the Superior Court granted such motion to quash. Consequently, the Superior Court has no jurisdiction over the Company. However, Galaxy Mall, Inc. remains as a defendant in the action, which is just entering the discovery stage.

Item 3.  Changes in and Disagreements with Accountants.

     The Issuer changed accountants for the year ended December 31, 1996. There have been no changes in or disagreements with accountants requiring disclosure.

Item 4.  Recent Sales of Unregistered Securities.

          During the period November 11, 1996 to December 2, 1996 the Issuer publicly offered 2,000,000 common shares at $.025 per share pursuant to Rule 504 under Regulation D, for a total public offering price of $50,000. Such offering was self-underwritten. A total of 1,130,000 shares were sold. A total of $28,250 was received from such sales. Net proceeds were $1,757 following various expenses of the offering including legal, accounting, stock issuance and sales expenses.

     In December, 1996 the Company issued 16,300 common shares to 28 employees as a year-end stock bonus, All share certificates issued pursuant to this stock bonus bore an appropriate restrictive legend. The Issuer relied on an exemption from registration as provided by Section 4(2) of the Securities Act of 1933, as amended. Recipients of such shares were familiar with the operations of the Company and its financial condition and had access to general corporate information.

     On December 4, 1996 the Company issued a total of 3,600,000 common shares to 37 persons in exchange for their respective stockholdings in Galaxy Mall, Inc., thereby acquiring Galaxy Mall, Inc. as a wholly-owned subsidiary. All share certificates issued in this transaction bore an appropriate restrictive legend. The Issuer relied on an exemption from registration as provided by Section 4(2) of the Securities Act of 1933, as amended. All recipients of shares were then current employees of Galaxy Mall, Inc. or consultants to or independent contractors of Galaxy Mall, Inc. As such, they were familiar with the operations of Galaxy Mall, Inc. and its financial condition, and had access to general corporate information.

     During the period March 23, 1998 to December 31, 1998 the Company issued to 35 persons pursuant to a qualified employee stock option plan a total of 908,250 stock options, 20% of which are exercisable on or after March 23, 1999, and 20% on the option grant anniversary each year thereafter, at an exercise price of $.75 per share. The Company relied on an exemption from registration as provided by Rule 701 under the Securities Act.

     On August 10, 1998 the Company issued to two members of its board of directors stock options for 10,000 common shares each at an exercise price of $1.375 per share. The option expires August 10, 2008 as to any options not exercised prior thereto. The Company relied on an exemption from registration as provided by Section 4(2) of the Securities Act of 1933, as amended. On December 16, 1998, one such optionee-director exercised his options. The optionees are considered accredited investors.


     During January, 1999 the Company sold to an institutional investor a $500,000 convertible note. During January and February, 1999 the purchaser converted the note into 169,189 common shares of the Company at a weighted average price of $2.96 per share. Such investor was deemed to be an accredited investor. The Company relied on the exemption from registration as provided by Rule 504 of Regulation D of the Securities Act of 1993, as Amended. During February and March, 1999 the Company sold 250,000 common shares and issued a two-year, 250,000 share warrant to an institutional investor for $1,000.000. Such investor was considered an accredited investor. The Company relied on an exemption from registration as provided by Section 4(2) of the Securities Act of 1933, as amended.

Item 5.  Indemnification of Directors and Officers.

     The Nevada Revised Statutes concerning corporations, and the Issuer's articles of incorporation and bylaws, provide for indemnification of its officers, directors and others in most instances for any liability suffered by them or arising out of their activities as officers, directors, employees or agents of the Company if they were not engaged in intentional misconduct, fraud or knowing violation of the law.

     Specifically, NRS 78.7502 (1) and (2) grant discretionary authority on corporations to indemnify such persons under certain conditions, and (3) mandates indemnification of any such person who has successfully defended on the merits any action, suit or proceeding, or any claim, issue or matter therein, against expenses, including attorneys' fees, actually and reasonably
incurred in such defense.   NRS 78.751 provides that any discretionary
indemnification, unless ordered by a court, may be made only as authorized in the specific case upon a determination that indemnification of the officer, director, officer, employee or agent is proper in the circumstances, which determination must be made: (a) by the stockholders; (b) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (c) if a majority of non-party directors directs, by independent legal counsel in a written opinion; or (d) if a quorum of non-party directors cannot be obtained, by independent legal counsel in a written opinion. Officer and director expenses incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as incurred and in advance of final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court that he is not entitled to be indemnified by the corporation. The Company's articles of incorporation and bylaws are essentially the same as the statutory provisions except that indemnification is not allowed for judgments, fines, excise taxes or penalties imposed under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or other excise taxes or penalties.

                                 PART F/S

                       Index to Financial Statements
                  Report of Certified Public Accountants

Financial Statements

     (i)  Audited Financial Statements

          Consolidated Financial Statements for the
          Years Ended December 31, 1997 and 1996

          Independent Auditors' Report

          Consolidated Balance Sheets

          Consolidated Statements of Operations

          Consolidated Statements of Stockholders'
          Equity

          Consolidated Statements of Cash Flows

          Notes to the Consolidated Financial
          Statements


    (ii)  Audited Financial Statements of Profit Education Systems, Inc.

          Financial Statements for the Years Ended September 30, 1997 and 1996

          Independent Auditors' Report

          Balance Sheets

          Statements of Operations

          Statements of Cash Flows

          Notes to the Financial Statements

   (iii)  Audited Financial Statements of CO-OP Business Services, Inc.

          Financial Statements for the Year Ended September 30, 1997

          Balance Sheets

          Statements of Operations and Retained Earnings

          Statements of Cash Flows

          Notes to the Financial Statements


                                SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              GALAXY ENTERPRISES, INC.



By/s/John J. Poelman                     6/29/99
------------------------------------     --------------------
John J. Poelman, President,              Date
Chief Executive Officer and Director

                         INDEPENDENT AUDITORS' REPORT


Board of Directors
Galaxy Enterprises, Inc.
Orem, Utah


We have audited the accompanying consolidated balance sheets of Galaxy Enterprises, Inc. and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended for Galaxy Enterprises, Inc. and the year ended December 31, 1997 and the period from inception (June 7, 1996) through December 31, 1996 for the Subsidiary. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Galaxy Enterprises, Inc. and Subsidiary as of December 31, 1997 and 1996, and the results of its consolidated operations and its cash flows for the years then ended for Galaxy Enterprises, Inc. and the year ended December 31, 1997 and the period from inception (June 7, 1996) through December 31, 1996 for the Subsidiary, in conformity with generally accepted accounting principles.

/s/Wisan Smith Racker & Prescott, LLP
Salt Lake City, Utah
April 29, 1998

                          GALAXY ENTERPRISES, INC.
                               AND SUBSIDIARY
                        CONSOLIDATED BALANCE SHEETS
                                     June 30,          December 31,
                                 1998      1997
                             (Unaudited)(Unaudited)  1997         1996
      ASSETS

CURRENT ASSETS
  Cash                       $ 116,106  $ 38,523   $  113,144  $  10,168
  Accounts receivable          393,980      -          41,109        -
  Accounts receivable -
    related entity                 -     105,515          -       87,787
  Prepaid expenses               5,859      -             -          -
  Employee advances                -        -           1,000        -
  Credit card reserves           1,472      -          46,789        -
TOTAL CURRENT ASSETS           517,417   144,038      202,042     97,955

EQUIPMENT                      131,975      -         121,702        -

OTHER ASSETS
  Deposits                      13,015    10,847       16,016        -
  Deferred charges              78,314   100,691       89,502    111,878
  Goodwill                     828,826      -         852,553        -
                               920,155   111,538      958,071    111,878

        TOTAL ASSETS        $1,569,547 $ 255,576   $1,281,815  $ 209,833

     LIABILITIES AND EQUITY

CURRENT LIABILITIES
  Accounts payable          $  608,554 $ 121,851   $  738,004  $     -
  Accounts payable -
   related entity                  -        -             -        1,219
  Accrued expenses             350,351      -         280,043        -
  Income taxes
   currently payable               -       3,287       27,636      1,109
  Unearned income                  -        -           6,872     87,787
     TOTAL CURRENT
         LIABILITIES           958,905   125,138    1,052,555     90,115

DEFERRED INCOME TAXES            7,100      -           7,100        -
NOTE PAYABLE                    15,000      -          15,000        -

STOCKHOLDERS' EQUITY
  Common stock, par value
   $.007 Authorized 25,000,000
   shares 5,271,652 and
   5,255,352 shares issued
   and outstanding,
   respectively                 36,901   36,787        36,901     36,787
Additional paid-in capital      78,279   78,279        78,279     78,279
Retained earnings              473,362   15,372        91,980      4,652
TOTAL STOCKHOLDERS'
              EQUITY           588,542  130,438       207,160    119,718
      TOTAL LIABILITIES
          AND EQUITY        $1,569,547 $255,576    $1,281,815  $ 209,833

                           GALAXY ENTERPRISES, INC.
                                AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                     Six Months Ended June 30, Year Ended December 31,
                         1998       1997
                     (Unaudited) (Unaudited)  1997      1996
REVENUE
  Sales             $ 6,168,018  $ 179,650  $2,495,096 $ 16,376
  Cost of sales       2,720,205     82,350   1,056,579        -
     GROSS PROFIT     3,447,813     97,300   1,438,517   16,376

OPERATING EXPENSES
  Selling             2,241,851     58,613     856,073        -
  General and
   administrative       520,304     13,493     305,215   10,615
  Depreciation           27,152      -           6,592        -
  Amortization           34,915     11,187      36,826        -
  Merger expenses         -          -         108,000        -
     TOTAL OPERATING
            EXPENSES  2,824,222     83,293   1,312,706   10,615

    OPERATING INCOME    623,591     14,007     125,811    5,761

OTHER (INCOME)
 EXPENSES
  Interest income         -          -             (31)       -
  Interest expense          780      -             433        -
TOTAL OTHER EXPENSES        780      -             402        -

  Income before income
  taxes                 622,811     14,007     125,409    5,761

  Income taxes          241,429      3,287      38,081    1,109

          NET INCOME $  381,382 $   10,720   $  87,328 $  4,652

NET INCOME PER SHARE   $  0.070 $    0.002   $     .02 $      -
Weighted average number
of shares outstanding 5,271,652  5,271,652   5,271,652  1,342,931

                           GALAXY ENTERPRISES, INC.
                                AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                               Additional
                             Common Stock        Paid in   Retained
                           Shares     Amount     Capital   Earnings
Balance, June 7, 1996         -     $    -     $    -     $   -

Common stock issued for
 cash at approximately
 $.007 per share         3,600,000     25,200       -         -

Common stock issued for
 stock of the Subsidiary
 at approximately $.052
 per share               1,713,209     11,992    77,874       -

Cancellation of
 treasury shares,
 reacquired at no cost     (57,857)      (405)      405       -

Net income for the
 period ended
 December 31, 1996            -          -          -       4,652

Balance, December 31,
 1996                    5,255,352     36,787    78,279     4,652

Common stock issued for
 bonuses at $.007 per
 share                      16,300        114       -         -

Net income for the year
 ended December 31, 1997      -          -          -      87,328

Balance, December 31,
 1997                    5,271,652  $  36,901  $ 78,279   $91,980

                           GALAXY ENTERPRISES, INC.
                                AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                      Six Months Ended June 30, Year Ended December 31,
                           1998        1997
                      (Unaudited) (Unaudited)     1997       1996
CASH FLOWS FROM
 OPERATING ACTIVITIES
  Net income           $ 381,382   $  10,720  $  87,328  $   4,652

  Adjustments to
   reconcile net income
   to net cash flows
   from (used by)
   operating activities:
   Depreciation           27,152        -         6,592        -
   Amortization           34,915      11,187     36,826        -

   Changes in operating
    assets and
    liabilities:
    Increase in credit
    card reserves         45,317        -       (46,789)       -
    Increase in accounts
    receivable          (352,871)       -       (41,109)       -
    Increase in employee
    advances               1,000        -        (1,000)       -
    Increase in prepaid
    expenses              (5,859)       -           -          -
    (Increase) decrease
    in accounts receivable
    - related entity         -        87,787     87,787    (87,787)
    Increase in notes
    receivable               -      (105,515)       -          -
    Increase in deposits   3,001     (10,847)   (16,015)       -
    Increase in deferred
    charges                  -          -           -     (111,878)
    Increase in goodwill     -          -      (867,004)       -
    Increase in accounts
    payable             (129,450)    121,851    738,004        -
    Increase (decrease)
    in accounts payable
    - related entity         -        (1,219)    (1,219)     1,219
    Increase in accrued
    expenses              70,308        -       280,043        -
    Increase in income
    taxes payable        (27,636)      2,178     26,527      1,109
    Increase (decrease)
    in unearned income    (6,872)    (87,787)   (80,915)    87,787
    Increase in deferred
    taxes                    -          -         7,100        -
Net cash flows from
(used by) operating
activities                40,387      28,355    216,156   (104,898)

CASH FLOWS FROM
INVESTING ACTIVITIES
  Purchase of equipment  (37,425)       -      (128,294)       -
Net cash used by
 investing activities    (37,425)       -      (128,294)       -

CASH FLOWS FROM
FINANCING ACTIVITIES
  Cash from notes payable    -          -        15,000        -
  Common stock issued for
  cash                       -          -          -        25,200
  Common stock issued in
   reorganization            -          -          -        89,866
  Common stock issued for
   bonuses                   -          -          114         -
Net cash flows from
financing activities         -          -       15,114     115,066

  NET INCREASE IN CASH
  AND CASH EQUIVALENTS     2,962      28,355   102,976      10,168

CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR   113,144      10,168    10,168         -

CASH AND CASH EQUIVALENTS
        AT END OF YEAR $ 116,106   $  38,523  $113,144  $   10,168

                           GALAXY ENTERPRISES, INC.
                                AND SUBSIDIARY
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1997 and 1996


NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES
        Organization and Operating History
        The Company was incorporated in the State of Nevada on March 3, 1994 under the name of Cipher Voice, Inc. The Company was originally organized to engage in the research and development for the production of equipment related to computer hardware security. Initial capitalization consisted of $10,000 in cash from incorporators for 821,429 shares of common stock (all shares are post reverse split 1:7). In 1994 the Company received $100,059 as the net proceeds from a public stock offering; 404,571 shares of common stock were issued. During 1994 and 1995, 1,293,858 shares of common stock were reacquired, at no cost, and canceled. Also, during 1994, 1995, and 1996, 651,067 shares of common stock were issued for service rendered. During 1996, the Company completed a public offering with net proceeds of $1,757; 1,130,000 shares of common stock were issued. The Company expended all of the capital raised in the 1994 initial public offering without completing the research and development necessary to produce the computer hardware desired. The Company was then considered to be a development stage company. On October 30, 1996 the Company changed its authorized capital to 25,000,000 shares of $.007 par value shares, by amending its articles of incorporation, following the authorization of a 1 for 7 reverse stock split.

        On December 4, 1996, the Company acquired all of the outstanding common stock of Galaxy Mall, Inc., (the Subsidiary) for 3,600,000 shares of the Company's common stock. For accounting purposes, the acquisition of the Subsidiary has been treated as an acquisition of the Company by the Subsidiary and as a recapitalization of the Subsidiary. The acquired company, the Subsidiary, is treated as the surviving entity for accounting purposes. The Subsidiary was formed on June 7, 1996 in the state of Wyoming. The Subsidiary is engaged in the field of Internet marketing, training and providing storefronts in an Internet shopping mall through seminars conducted throughout the United States.

        The Company changed its name to Galaxy Enterprises, Inc. by amending its articles of incorporation on December 16, 1996. Due to the operations conducted and revenues generated, the Company is no longer considered a development stage company.

        The Company purchased all of the assets of both Profit Education Systems, Inc. (PES) and CO-OP Business Services (CO-OP) on September 30, 1997. The Company agreed to assume the liabilities of PES and CO-OP in exchange for their assets. The liabilities assumed by the Company in excess of the assets acquired in these transactions produced goodwill for the Company in the amount of $867,004.

        Accounting Method
        The Company's financial statements are prepared using the accrual method of accounting and the Company has selected a December 31 year end.

        Net Income per Share
        The computation of net income per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

        Income Taxes
        Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred income taxes resulting from temporary differences between tax and accounting bases of assets.

        Reverse Stock Split
        In 1996 the Company's common stock was reverse split on a 1 share for 7 shares basis. All references to shares issued and outstanding have been restated to reflect the reverse stock split on a retroactive basis.

        Amortization
        Deferred charges are amortized using the straight-line method over five years for organization and startup costs. Goodwill is amortized using the straight-line method over fifteen years.

        Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Advertising and Promotion
        All costs associated with advertising and promoting the Company's goods and services, amounting to $524,055 and $0 in 1997 and 1996, respectively, are expensed in the year incurred.

        Principles of Consolidation
        The consolidated financial statements include those of Galaxy Enterprises, Inc. and its wholly-owned subsidiary, Galaxy Mall. All significant intercompany accounts and transactions have been eliminated.

NOTE 2 - EQUIPMENT
        Equipment as of December 31, 1997 and 1996 is detailed in the following summary:

                                          Accumulated       Net Book
        1997                     Costs    Depreciation        Value
Office furniture and computers  $128,294   $    6,592     $  121,702

                                          Accumulated       Net Book
        1996                     Costs    Depreciation        Value
Office furniture and computers  $      -   $    -         $    -

NOTE 3 - COMMITMENTS AND CONTINGENCIES
        Leases
        The Company leases certain of its equipment and corporate offices under long-term lease agreements expiring at various dates through 2002. Future aggregate minimum obligations under operating leases as of December 31, 1997, exclusive of taxes and insurance, are as follows:
                                                        Operating
                                                         Leases
        Year ending December 31,
          1998                                         $ 228,885
          1999                                           228,993
          2000                                           220,927
          2001                                           169,927
          2002                                            36,776

        Total                                          $ 885,508

                Rental expense under the operating lease agreements totaled approximately $83,000 for the year ended December 31, 1997.

NOTE 4 - DEFERRED CHARGES
        Deferred charges consist of the following:
                                             1997         1996

        Organization costs                $   7,955    $   7,955
        Startup costs                       103,923      103,923
                                            111,878      111,878
        Accumulated amortization            (22,376)       -

                                          $  89,502    $ 111,878

NOTE 5 - GOODWILL
        Goodwill is comprised of the following amounts, resulting from the purchase of assets from the corresponding entities:
                                             1997         1996

        Profit Education System (PES)     $ 793,394    $   -
        CO-OP Business Services (CO-OP)      73,610        -
                                            867,004        -
        Accumulated amortization            (14,451)       -

                                          $ 852,553    $   -

NOTE 6 - INCOME TAXES PAYABLE
        The Company accounts for income taxes using an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

       Income taxes payable as of December 31, 1997 and 1996 include income taxes currently payable and deferred income tax liabilities as detailed in the summary below:

                                             1997         1996

        Deferred income tax liability     $    7,100   $    -
        Deferred income tax asset              -            -
        Net deferred income tax liability      7,100        -

        Noncurrent deferred income tax
        liability                              7,100        -

        Current deferred income tax liability  -            -
        Current income tax liability          27,636        1,109

                                          $   27,636   $    1,109

        The deferred income tax liability results primarily from the use of accelerated methods of depreciation of property and equipment for income tax purposes.

        The components of income tax expense related to continuing operations are as follows:

                                             1997         1996

        Current                           $   30,981   $    1,109
        Deferred                               7,100         -

                                          $   38,081   $    1,109

        The Company's income tax expense differed from the statutory federal rate due to primarily state income taxes, surtax exemptions and taxes paid in conjunction with the purchases of PES and CO-OP.

NOTE 7 - NOTE PAYABLE
        The Company has a note payable to an individual at December 31, 1997. Interest is charged at 8.5%. The Company does not expect to make any principal payments on this note in 1998. The note payable balance at December 31, 1997 is $15,000.

NOTE 8 - STOCKHOLDERS' EQUITY
        The Company was initially capitalized with 25,000,000 shares of common stock authorized at $.001 per share. On October 30, 1996, the sole director of the Company approved a resolution for a reverse split of its common stock on a 1 share for 7 shares basis, and amended the Company's articles of incorporation returning the authorized capital to 25,000,000 shares at a par value of $.007 per share.

NOTE 9 - RELATED ENTITY TRANSACTIONS
        The Subsidiary had entered into an exclusive marketing agreement with Profit Education Systems, Inc. (PES), in which PES may act as the worldwide marketing agent for "storefronts" and advertising using the Subsidiary's principal product ("Galaxy Mall"). PES was wholly-owned by John J. Poelman, President, Chief Executive Officer and a Director of the Company.

        Through December 31, 1996, PES had agreed to pay all marketing, programming and set-up costs for the use of the Galaxy Mall without charging the Subsidiary for such costs. In return, the Subsidiary had agreed to pay PES, 90% of all amounts received from training and storefront leases that are marketed by PES prior to, or at introductory workshops conducted by PES. In addition, the Subsidiary was required to pay to PES 35% of all amounts received from commercial advertising sold on the Galaxy Mall and for various other services developed by the Subsidiary in connection with the Galaxy
Mall. An additional 35% of proceeds from storefront lease renewals and activations that were not prepaid were required to be paid as follows; 15% to PES and 20% to CO-OP Business Services (CO-OP), a company owned by Vicki B. Poelman, the wife of John J. Poelman, President, Chief Executive Officer and a Director of the Company. CO-OP had been paying the cost of programming and set up for Galaxy Mall activation. At December 31, 1996, PES owed the Subsidiary $87,787 for amounts PES received in the form of pre-paid storefront leases, which has been included in accounts receivable-related entity. Accordingly, the Subsidiary has also recorded pre-paid storefront leases as unearned revenue until such services are performed. Such receivable was subsequently collected in full.
        At December 31, 1996, the Company had expended substantially all of its capital resources in the research and development of computer security equipment. The Company had entered into a license agreement with Breakthrough Electronics, Inc. (BEI), a Nevada public corporation, whereby BEI had granted the Company an exclusive license to the use of BEI's Conus Code 2100 Encryptor in exchange for forty percent (40%) of the net profits to be received by the Company from the sale of the voice encryption-decryption electric device. In addition, BEI provided the Company with the methodology and technology in conjunction with the basic design of the anticipated final Company product. BEI has provided substantial amounts of these services, and has been paid the cumulative amount of $81,000 as of December 31, 1996. As of December 31, 1997, the Company offers no such product, and is no longer associated with BEI.

        As discussed in Note 1, on October 1, 1997, the Subsidiary purchased the assets and business interest of Profit Education Systems, Inc. (PES). Until such date, PES had been working under contract with the Subsidiary, providing marketing services for its Internet workshops. The purchase price of PES was equal to the obligations of PES which were assumed by the Subsidiary.

        Also discussed in Note 1, on October 1, 1997, the Subsidiary purchased the assets and business interests of CO-OP Business Services, Inc. (CO-OP). Until such date, CO-OP had been working under contract to the Subsidiary providing customer services to its merchants on the Galaxy Mall, an Internet shopping mall. The purchase price was equal to the obligations of CO-OP assumed by the Subsidiary.

        In addition to its direct sales efforts, the Company utilizes the services of American Marketing Systems, Inc. ( AMS ), a Nevada corporation. AMS provides telemarketing services to its various clients, including the Company. It sells coaching (mentoring) services to Galaxy Mall merchants, and coaching services and Company products to prospects who have not previously purchased Company products. During the year ended December 31, 1997 the Company paid AMS $220,237 in sales commissions. John J. Poelman, President, Chief Executive Officer and a Director of the Company is a 30% shareholder of AMS.

        The Company utilizes the services of Electronic Commerce International, Inc. ( ECI ), a Utah corporation, which provides merchant accounts and leasing services to small businesses. ECI processes the financing of Company merchants storefront leases and also wholesales software to the Company used for on-line processing of credit card transactions. John
J. Poelman, President, Chief Executive Officer and a Director of the Company is the sole stockholder of ECI.

NOTE 10 - MERGER EXPENSES
        On June 23, 1997, the Company entered into an agreement with Books Now, Inc. (Books) to purchase Books in a stock for stock exchange and to provide working capital for the implementation of Books business plan. The Company advanced $30,000 upon signing of the agreement and made additional advances from time to time so that the total advanced during the year was $108,000. No stock was exchanged between the companies.

        By December, 1997 it became clear that it was not in the best interest of the Company to continue this arrangement since Books needed significantly more cash than the Company had advanced to implement its business plan. A settlement was negotiated and the companies signed a mutual release of claims against each other. This caused the advances made by the Company to be worthless and they were written off accordingly. It did, however, protect the Company from any liability in the future for breach of contract or any other claim that may have been filed by Books.

                        PROFIT EDUCATION SYSTEMS, INC.

                             FINANCIAL STATEMENTS

                         September 30, 1997 and 1996

                         INDEPENDENT AUDITORS' REPORT


Board of Directors
Profit Education Systems, Inc.
Orem, Utah


We have audited the accompanying balance sheets of Profit Education Systems, Inc. as of September 30, 1997 and 1996, and the related statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Profit Education Systems, Inc. as of September 30, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/Wisan, Smith, Racker & Prescott

Salt Lake City, Utah
April 8, 1999

                       PROFIT EDUCATION SYSTEMS, INC.
                               BALANCE SHEETS
                        September 30, 1997 and 1996

                                                1997                  1996
    ASSETS
CURRENT ASSETS
  Cash                                       $   41,190  $             177,012
  Related party receivable                       27,395                 -
  Employee advances                              -                      48,670
  Credit card reserves                           43,940                165,114
                      TOTAL CURRENT ASSETS      112,525                390,796

EQUIPMENT                                        83,651                 49,746

OTHER                                             5,235                    345

                              TOTAL ASSETS   $  201,411  $             440,887

    LIABILITIES AND EQUITY

CURRENT LIABILITIES
  Trade accounts payable                     $  586,319  $             221,824
  Accrued expenses                              309,906                 45,586
  Income taxes payable                           -                      50,727
  Notes payable   related parties               106,289                15,000
                 TOTAL CURRENT LIABILITIES    1,002,514                333,137

NOTES PAYABLE                                    15,000                 -

STOCKHOLDERS' EQUITY
  Preferred stock, par value $.01
   Authorized 500 shares, no shares issued
  Common stock, par value $.01
   Authorized and issued 1,000 shares                10                     10
  Additional paid-in capital                      7,874                  7,874
  Retained earnings (deficit)                 (823,987)                 99,866
      TOTAL STOCKHOLDERS' EQUITY (DEFICIT)    (816,103)                107,750

             TOTAL LIABILITIES AND EQUITY    $  201,411  $             440,887

                       PROFIT EDUCATION SYSTEMS, INC.
                STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                  Years ended September 30, 1997 and 1996
                                                1997              1996
REVENUE
  Sales                                      $6,244,995  $           4,085,675
  Cost of sales                               2,508,201              1,896,892
                              GROSS PROFIT    3,736,794              2,188,783

OPERATING EXPENSES
  Selling                                     3,488,834              1,657,178
  General and administrative                  1,130,425                409,232
  Depreciation                                   24,728                  8,285
                  TOTAL OPERATING EXPENSES    4,643,987              2,074,695

                   OPERATING INCOME (LOSS)    (907,193)                114,088

OTHER (INCOME) EXPENSES
  Interest income                                   (3)                   (41)
  Other expense                                  14,775                  1,916
  Interest expense                                1,888                  4,235
             TOTAL OTHER (INCOME) EXPENSES       16,660                  6,110

  Income (loss) before income taxes           (923,853)                107,978

  Income tax expense (benefit)                   -                      50,727

                         NET INCOME (LOSS)    (923,853)                 57,251

RETAINED EARNINGS (DEFICIT)
  Balance - beginning of year                    99,866                 42,615

  Balance - end of year                      $(823,987)  $              99,866

                       PROFIT EDUCATION SYSTEMS, INC.
                           STATEMENTS OF CASH FLOWS
                   Years ended September 30, 1997 and 1996

                                                         1997          1996
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                     $(923,853)  $   57,251

  Adjustments to reconcile net income (loss) to net
   cash flows from (used by) operating activities:
   Depreciation                                            24,728        8,285

   Changes in operating assets and liabilities:
    Increase in credit card reserves                      121,174    (111,086)
    Increase in employee advances                          48,670           -

    (Increase) decrease in trade accounts
    receivable - related entity                           (27,395)          -
    Increase in other assets                               (4,890)        230
    Increase (decrease) in trade accounts payable         364,495     221,824
    Increase (decrease) in accrued expenses               264,320      42,403
    Increase (decrease) in income taxes payable           (50,727)     40,646
Net cash flows from (used by) operating activities       (183,478)    259,553

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of equipment                                   (58,633)    (57,142)
     Net cash used by investing activities                (58,633)    (57,142)

CASH FLOWS FROM FINANCING ACTIVITIES
  Cash from notes payable                                  15,000           -

  Cash from (to) related party notes payable               91,289     (46,001)
Net cash flows from (used by) financing activities        106,289     (46,001)

                NET INCREASE (DECREASE) IN
                 CASH AND CASH EQUIVALENTS               (135,822)    156,410

                 CASH AND CASH EQUIVALENTS
                      AT BEGINNING OF YEAR                177,012      20,602

                 CASH AND CASH EQUIVALENTS
                            AT END OF YEAR             $   41,190  $  177,012

                       PROFIT EDUCATION SYSTEMS, INC.
                        NOTES TO FINANCIAL STATEMENTS
                         September 30, 1997 and 1996


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES
        Business Activity
        Profit Education Systems, Inc. (the Company) provides and conducts internet education seminars. The Company also markets the services of Galaxy Enterprises. For each customer the Company signs up to use Galaxy Enterprises' services, the Company pays 10% of its sales related to that customer to Galaxy Enterprises. During 1997 and 1996, the Company paid Galaxy Enterprises approximately $132,000 and $87,000, respectively. The Company markets its services throughout the United States.

        Cash and Cash Equivalents
        Cash equivalents are generally comprised of certain highly liquid investments with maturities of less than three months.

        Property and Equipment
        Depreciation expense is computed principally on the straight-line method in amounts sufficient to write off the cost of depreciable assets over their estimated useful lives.

        Normal maintenance and repair items are charged to costs and expenses as incurred. The cost and accumulated depreciation of property and equipment sold or otherwise retired are removed from the accounts and gain or loss on disposition is reflected in net income in the period of disposition.

        Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition
        Revenue is recognized when services are provided to customers.

        Income Taxes
        The Company accounts for income taxes using an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

        Comprehensive Income
        In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which establishes new rules for the reporting and display of comprehensive income and its components. Application of SFAS No. 130 is anticipated to have no impact on the Company's net income or stockholders' equity.

        Advertising and Promotion
        All costs associated with advertising and promoting the Company's services are expensed in the period incurred. Advertising costs expensed amounted to $445,697 and $1,044,662 for the years ended September 30, 1997 and 1996, respectively.


NOTE 2 - CASH AND CASH EQUIVALENTS
        The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 3 - EQUIPMENT
        Equipment as of September 30, 1997 and 1996 is detailed in the following summary:

                                          Accumulated       Net Book
        1997                     Cost     Depreciation      Value


        Computer and office
         equipment            $  136,696  $   53,045   $   83,651

                                          Accumulated       Net Book
        1996                     Cost     Depreciation      Value


        Computer and office
         equipment            $   78,063  $   28,317   $   49,746

NOTE 4 - COMMITMENTS AND CONTINGENCIES
        Leases
        The Company leases certain of its equipment and corporate offices under operating lease agreements. Future aggregate minimum obligations under operating leases as of September 30, 1997 are as follows:
                                                        Operating
                                                         Leases
        Year ending September 30,
          1998                                         $   12,000
          1999                                             -
          2000                                             -
          2001                                             -
          2002                                             -

        Total                                          $   12,000

        Rental expense under the operating lease agreements totaled approximately $74,000 and $28,600 for the years ended September 30, 1997 and 1996, respectively.


NOTE 5 - INCOME TAXES
        The components of income tax expense (benefit) related to continuing operations are as follows:
                                             1997         1996

        Current                           $   -        $   50,727
        Deferred                              -            -

                                          $   -        $   50,727

        Differences between the U.S. statutory
        and effective tax rates

          U.S. statutory rate             $   -        $   36,713
          State income taxes, net of
          federal tax effect                  -             3,560
          Other, net                          -            10,454

        Effective tax expense (benefit)   $   -        $   50,727

        The net deferred income taxes in the accompanying balance sheets include the following amounts of deferred income tax assets and liabilities:

                                             1997         1996
        Deferred tax assets
          Net operating loss              $  351,100   $   -

        Deferred tax liabilities              -            -
                                             351,100       -
        Valuation allowance                 (351,100)      -

        Net deferred tax assets           $   -        $   -

        Cash paid for income taxes        $   50,727   $   10,081

NOTE 6 - RELATED PARTY - NOTES PAYABLE
        Related party - notes payable as of September 30, 1997 and 1996 are detailed in the following summary:
                                             1997         1996

        Note payable to a Company with
         common shareholders,
         noninterest-bearing, unsecured,
         payable on demand                  106,289      15,000

          Less current portion             (106,289)    (15,000)

        Long-term portion                 $   -        $    -

NOTE 7 - NOTES PAYABLE
        Notes payable as of September 30, 1997 and 1996 are detailed in the following summary:

                                                          1997         1996

        Note payable to an individual, interest at 8.5%,
         unsecured, no repayment terms specified         $ 15,000   $     -

          Less current portion                               -            -

        Long-term portion                                $ 15,000   $     -

        Interest paid during the years ended September 30, 1997 and 1996 was approximately $1,900 and $4,200, respectively.

NOTE 8 - SUBSEQUENT EVENTS
        On October 1, 1997, Galaxy Enterprises, Inc. purchased the Company's net assets by assuming all liabilities of the Company. Effective October 1, 1997, the operations of the company ceased and business activities related to the Company were performed by Galaxy Enterprises, Inc.

                        CO-OP BUSINESS SERVICES, INC.

                             FINANCIAL STATEMENTS

                              September 30, 1997

                         INDEPENDENT AUDITORS' REPORT


Board of Directors
CO-OP Business Services, Inc.
Orem, Utah


We have audited the accompanying balance sheet of CO-OP Business Services, Inc. as of September 30, 1997, and the related statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CO-OP Business Services, Inc. as of September 30, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/Wisan, Smith, Racker & Prescott, LLP

Salt Lake City, Utah
April 8, 1999

                       CO-OP BUSINESS SERVICES, INC.
                               BALANCE SHEET
                             September 30, 1997
    ASSETS

CURRENT ASSETS
  Cash                                       $   50,414
  Employee advances                               1,000
                      TOTAL CURRENT ASSETS               $              51,414

EQUIPMENT                                                                7,005

OTHER                                                                      600

                              TOTAL ASSETS               $              59,019

    LIABILITIES AND EQUITY

CURRENT LIABILITIES
  Trade accounts payable                     $   62,077
  Accrued expenses                               13,053
  Income taxes currently payable                    847
  Accrued payroll taxes                          36,627
  Related party notes payable                    22,000
                 TOTAL CURRENT LIABILITIES               $             134,604

STOCKHOLDERS' DEFICIT
  Common stock, par value $1.00
   Authorized 50,000 shares
   1,000 shares issued and outstanding            1,000
  Retained earnings (deficit)                  (76,585)
               TOTAL STOCKHOLDERS' DEFICIT                            (75,585)

             TOTAL LIABILITIES AND DEFICIT               $              59,019

                       CO-OP BUSINESS SERVICES, INC.
                           STATEMENT OF OPERATIONS
                       Year ended September 30, 1997
REVENUE
  Sales                                      $  335,862
  Cost of sales                                 127,279
                              GROSS PROFIT               $             208,583

OPERATING EXPENSES
  Selling                                       156,268
  General and administrative                    158,420
  Depreciation                                    6,000
                  TOTAL OPERATING EXPENSES                             320,688

                            OPERATING LOSS                           (112,105)

OTHER (INCOME) EXPENSES
  Other expense                                     948
  Interest expense                                  169
             TOTAL OTHER (INCOME) EXPENSES                               1,117

  Loss before income taxes                                           (113,222)

  Income tax expense (benefit)                                          -

                                  NET LOSS                           (113,222)


RETAINED EARNINGS (DEFICIT)
  Balance - beginning of year                                           36,637

  Balance - end of year                                  $            (76,585)

                       CO-OP BUSINESS SERVICES, INC.
                           STATEMENT OF CASH FLOWS
                              September 30, 1997
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                               $           (113,222)

  Adjustments to reconcile net loss to net
   cash flows from operating activities:
   Depreciation                                          $    6,000

   Changes in operating assets and liabilities:
    Decrease in trade accounts receivable                    84,910
    Decrease in employee advances                             2,801
    Increase (decrease) in trade accounts payable            18,521
    Increase (decrease) in accrued expenses                  31,020    143,252
  Net cash flows from operating activities                              30,030

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of equipment                                      (1,616)
     Net cash used by investing activities                             (1,616)

CASH FLOWS FROM FINANCING ACTIVITIES
  Cash from related party notes payable                      22,000
  Net cash flows from financing activities                              22,000

                      NET INCREASE IN CASH
                      AND CASH EQUIVALENTS                              50,414

                 CASH AND CASH EQUIVALENTS
                      AT BEGINNING OF YEAR                              -

                 CASH AND CASH EQUIVALENTS
                            AT END OF YEAR                          $   50,414

                       CO-OP BUSINESS SERVICES, INC.
                        NOTES TO FINANCIAL STATEMENTS
                              September 30, 1997

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES
        Business Activity
        CO-OP Business Services, Inc. (CO-OP) provides customer services and programming support for its clients. During 1997 approximately 59% of the Company's business was with Galaxy Enterprises, Inc. The Company markets its services throughout the United States.

        Cash and Cash Equivalents
        Cash equivalents are generally comprised of certain highly liquid investments with maturities of less than three months.

        Property and Equipment
        Depreciation expense is computed principally on the straight-line method in amounts sufficient to write off the cost of depreciable assets over their estimated useful lives.

        Normal maintenance and repair items are charged to costs and expenses as incurred. The cost and accumulated depreciation of property and equipment sold or otherwise retired are removed from the accounts and gain or loss on disposition is reflected in net income in the period of disposition.

        Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition
        Revenue is recognized when services are provided to customers.

        Income Taxes
        The Company accounts for income taxes using an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

        Comprehensive Income
        In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which establishes new rules for the reporting and display of comprehensive income and its components. Application of SFAS No. 130 is anticipated to have no impact on the Company's net income or stockholders' equity.

        Advertising and Promotion
        All costs associated with advertising and promoting the Company's
        products are expensed in the period incurred.   Advertising expense
        amounted to $500 for the year ended September 30, 1997.


NOTE 2 - EQUIPMENT
        Equipment as of September 30, 1997 is detailed in the following summary:

                                          Accumulated       Net Book
                                 Cost     Depreciation      Value


        Computer equipment    $   32,864  $   25,960   $    6,904
        Furniture and fixtures       146          45          101

                              $   33,010  $   26,005   $    7,005

NOTE 3 - COMMITMENTS AND CONTINGENCIES
        Leases
        The Company leases certain of its equipment and corporate offices under operating lease agreements. As of September 30, 1997, all operating leases were month to month. Rental expense under the operating lease agreements totaled approximately $53,100 for the year ended September 30, 1997.

NOTE 4 - INCOME TAXES
        The components of income tax expense (benefit) related to continuing operations are as follows:

        Current                                        $   -
        Deferred                                           -

                                                       $   -

        The net deferred income taxes include the following amounts of deferred income tax assets and liabilities:

        Deferred tax assets
          Net operating loss                           $  43,000

        Deferred tax liabilities                           -
                                                          43,000
        Valuation allowance                              (43,000)

        Total deferred tax assets                          -

        Net deferred tax asset (liabilities)           $   -

NOTE 5 - RELATED PARTY NOTES PAYABLE
        Related party notes payable as of September 30, 1997 are detailed in the following summary:

        Note payable to a Company with common
        shareholders, noninterest-bearing, payable
        on demand, unsecured                          $   22,000

        Less current portion                             (22,000)

        Long-term portion                              $   -

        Interest paid during the year ended September 30, 1997 was approximately $170.

NOTE 6 - SUBSEQUENT EVENT
        On October 1, 1997, Galaxy Enterprises, Inc. purchased the Company's assets by assuming all liabilities of the Company. Effective October 1, 1997, the operations of the Company ceased and business activities related to the Company were performed by Galaxy Enterprises, Inc.